[redacted]

14045804

SEC
Mail Processing
Section
FEB 21 2014
Washington DC
404

AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 North Quail Hollow Road, Suite 400
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Vincent 901-328-4814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

1661 Aaron Brenner Drive, Suite 300	Memphis	TN	38120
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DP 3/14/14

OATH OR AFFIRMATION

I, Christie Michelle Vincent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of the Securities Group, as of 2-20, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Christie Michelle Vincent
Signature

President
Title

MICHELE L. MOTES
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Michele L. Motes
Notary Public

My Comm. Exp. 6-25-2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2013

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

THE SECURITIES GROUP, LLC

FINANCIAL STATEMENTS

December 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6465 North Quail Hollow Road, Suite 400
(No. and Street)

Memphis	TN	38120
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Vincent 901-328-4814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

1661 Aaron Brenner Drive, Suite 300	Memphis	TN	38120
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christie Michelle Vincent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Securities Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE L. MOTES
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

C. Michelle Vincent
Signature

President
Title

Michele L. Motes
Notary Public

My Comm. Exp. 6-25-2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
The Securities Group, LLC
Memphis, Tennessee

Report on the Financial Statements

We have audited the accompanying financial statements of The Securities Group, LLC (a Florida corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Securities Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 14, 2014

THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets

Current Assets	
Cash and cash equivalents	$ 66,440
Accounts receivable	40,000
Prepaid expenses	3,255
Total current assets	109,695
Property and Equipment	
Office equipment	26,313
Less accumulated depreciation	(23,889)
Total property and equipment	2,424
Total assets	$ 112,119

Liabilities and Members' Equity

Current Liabilities	
Accounts payable	$ 1,655
Due to related party	990
Total liabilities	2,645
Members' equity	109,474
Total liabilities and members' equity	$ 112,119

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2013

Revenue	
Commissions	$ 95,600
Interest income	16
Total revenue	95,616
Expenses	
Commissions	17,000
Guaranteed payments to members	28,500
Depreciation	5,150
Taxes and licenses	18,423
Postage	3,001
Computer and networking	5,912
Advertising, marketing, and printing	2,066
Insurance	2,462
Legal and professional	14,602
Administrative fees	10,424
Rent	6,000
Telephone	3,046
Travel	2,503
Automobile	2,571
Miscellaneous	935
Total expenses	122,595
Net loss	(26,979)
Members' equity, beginning of year	136,453
Members' equity, end of year	$ 109,474

The accompanying notes are an integral part of these financial statements.

THE SECURITIES GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

Cash Flows Provided By (Used For) Operating Activities:		
Net loss	$	(26,979)
Adjustments to Reconcile Net Loss to Net Cash Provided By (Used For) Operating Activities:		
Depreciation		5,150
Change in Operating Assets and Liabilities:		
Increase (Decrease) in Cash and Cash Equivalents:		
Accounts receivable		(30,820)
Prepaid expenses		3,283
Accounts payable		(2,397)
Due to related party		(81)
Total adjustments		(24,865)
Net cash flows used for operating activities		(51,844)
Cash and cash equivalents at beginning of the year		118,284
Cash and cash equivalents at end of year	$	66,440

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Securities Group, LLC (a Florida limited liability company, the "Company") began operations on August 1, 2001, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell healthcare securities and shall have a perpetual existence, unless terminated as provided in the *Operating Agreement*. The Company has a single class of members. Except as expressly provided in the *Operating Agreement*, no member shall be required under any circumstances to contribute or lend any money or property to the Company beyond their initial capital contribution.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned, which varies according to the terms of each placement offering contract.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to an aggregate of $250,000.

Four customers accounted for 100% of the Company's commission revenues for the year ended December 31, 2013.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists of amounts due from clients throughout the United States. The Company's management evaluates the collectability of receivables and does not consider an allowance to be necessary.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided according to the straight-line method over the estimated useful lives of 3 to 5 years.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members. The Company files partnership returns in the U.S. Federal and State of Tennessee jurisdictions. The federal and state returns for tax years 2010 and beyond remain subject to examination by the taxing authorities.

Date of Management's Review

The Company evaluated its December 31, 2013 financial statements for subsequent events through February 14, 2014, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company rents office space, furniture and equipment for $500 per month on a month-to-month basis from a company in which a member has an ownership interest. Total related party rent expense for the year ended December 31, 2013 was $6,000. The Company also makes monthly administrative fee payments to this related company for accounting and administrative services. Total administrative fees for the year ended December 31, 2013, was $10,424. The Company had a related party payable for these services of $990 at year end.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $63,457, which was $58,457 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 4%.

NOTE 4 - RETIREMENT PLAN

The Company sponsors a Simplified Employee Pension Plan ("SEP") under the provisions of section 408(k) of the Internal Revenue Code. The plan covers all employees who are at least 21 years of age and have performed at least three years of service. The Company did not make any contributions to the plan for the year ended December 31, 2013.

SUPPLEMENTARY INFORMATION

THE SECURITIES GROUP, LLC

SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1

December 31, 2013

Total Members' Equity	$	109,474
Deductions		
Non-allowable assets (Exhibit 1)		(46,017)
Net capital		63,457
Less: minimum dollars net capital requirement		(5,000)
Excess Net Capital	$	58,457
Total Aggregate Indebtedness	$	2,645
Percentage of Aggregate Indebtedness to Net Capital		4%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)		
Excess net capital, as reported in Company's Part II (unaudited) FOCUS report	$	58,457
Net audit adjustments		-
Net capital per above	$	58,457

See independent auditor's report.

THE SECURITIES GROUP, LLC

SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2013

Accounts receivable	$	40,000
Prepaid expenses		3,255
Property and equipment, net		2,424
Haircut amount on CD		338
	$	46,017

See independent auditor's report.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A–5

To the Members
The Securities Group, LLC
Memphis, Tennessee

In planning and performing our audit of the financial statements of The Securities Group, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 14, 2014

WATKINS UIBERALL
Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

February 14, 2014

To the Members
of The Securities Group, LLC

We have audited the financial statements of The Securities Group, LLC for the year ended December 31, 2013, and have issued our report thereon dated February 14, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 14, 2014. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

You are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by The Securities Group, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

- The disclosure of net capital requirements in Note 3 to the financial statements.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in performing and completing our audit.

Uncorrected Misstatements

Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have represented to us in your letter dated February 14, 2014 that you have considered the effects of uncorrected misstatements and that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, a disagreement with management is a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the members of The Securities Group, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Watson Wilwerth, PLLC